

December 29, 2020

David Garofalo
Chief Executive Officer
Gold Royalty Corp.
1030 West Georgia St.
Suite 1830
Vancouver, BC V6E 2Y3

> **Re: Gold Royalty Corp.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 7, 2020**
> **CIK No. 0001834026**

Dear Mr. Garofalo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted December 7, 2020

Risk Factors
Our expected royalties and other interests are on properties owned and operated by subsidiaries of GoldMining, page 15

1. Revise your disclosure here to clarify, if true, that GoldMining is not obligated to enter into any additional royalty agreements with you following the offering and is not limited in its ability to compete against you.

Advisory Board, page 78

2. We note the disclosure that you have an advisory board in place, "complete with

individuals who have various backgrounds and experience to complement [y]our operations, mission and business strategy." Please update the disclosure in this section and disclose whether there are any formal agreements or compensation arrangements in place for your advisors.

Related Party Transactions, page 88

3. Please enhance this disclosure to include the material terms of the Royalty Purchase Agreement which was entered into on November 27, 2020. We may have additional comments upon a review of the agreement.

Underwriting, page 110

4. We note the disclosure that you have been advised by the representatives of the underwriters that the underwriters intend to make a market in your common shares and the accompanying warrants. Please update this disclosure and amend the registration statement, as applicable, to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, the prospectus cover page and this underwriting section.

General

5. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

 You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rick Werner